UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 7)*

Sphere 3D Corp.
(Name of Issuer)

Common shares, no par value
(Title of Class of Securities)

84841L209
(CUSIP Number)

Katharine Ryan-Weiss MF Ventures, LLC 201 Spear Street, 14th Floor San Francisco, CA 94105 415-356-2500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to: Amanda Galton, Esq. Orrick, Herrington & Sutcliffe LLP 405 Howard Street San Francisco, CA 94105 415-773-5700 August 11, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 8481L209	Page 1 of 8

1	NAMES OF REPORTING PERSONS

MF Ventures, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,994,570

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,994,570

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,994,570

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
28.9%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

______________________________
*  See Item 5 for more information on calculating this percentage.

CUSIP No. 8481L209	Page 2 of 8

1	NAMES OF REPORTING PERSONS

Victor B. MacFarlane

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,944,570

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,944,570

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,944,570

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
28.9%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

______________________________
*  See Item 5 for more information on calculating this percentage.

CUSIP No. 8481L209	Page 3 of 8

1	NAMES OF REPORTING PERSONS

Thaderine D. MacFarlane

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,994,570

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,994,570

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,994,570

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
28.9%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

______________________________
*  See Item 5 for more information on calculating this percentage.

CUSIP No. 8481L209	Page 4 of 8

Explanatory Note

This Amendment No. 7 ("Amendment No. 7") amends and supplements the statement on Schedule 13D initially filed with the SEC on February 1, 2017, as amended by:

●	Amendment No. 1 filed on March 7, 2017,
●	Amendment No. 2 filed on March 21, 2017,
●	Amendment No. 3 filed on March 31, 2017,
●	Amendment No. 4 filed on May 19, 2017,
●	Amendment No. 5 filed on July 7, 2017, and
●	Amendment No. 6 filed on July 25, 2017 ("Amendment No. 6," and the initial filing and the first six amendments, collectively, are the "Statement").

    Amendment No. 7 is filed by the Reporting Persons with respect to the common shares, no par value (the "Common Shares"), of Sphere 3D Corp., an Ontario corporation (the "Issuer").  Capitalized terms used, but not otherwise defined, herein have the meanings ascribed to them in the Statement.

On July 11, 2017, the Issuer completed a share consolidation, which is also known as a reverse stock split of the Issuer's issued and outstanding Common Shares.  Every issued and outstanding 25 Common Shares were combined and reclassified into one share of common stock (the "Share Consolidation").  The holdings of Common Shares disclosed in Amendment No. 7 are post-Share Consolidation except where noted.

Item 3.	Source and Amount of Funds or Other Consideration.

    Amendment No. 7 amends and supplements Item 3 of the Statement by adding the following:

"MF Ventures used $1,500,000 from its working capital to fund the transaction described under the heading "August 2017 Securities Purchase Agreement" of Item 4 in Amendment No. 7.  Further, the disclosure under that heading is incorporated herein by reference."

Item 4.	Purpose of Transaction.

Amendment No. 7 amends and supplements Item 4 of the Statement by adding the following after "July 2017 Amended Warrants" in Amendment No. 6:

"August 2017 Securities Purchase Agreement

On August 11, 2017, MF Ventures and the Issuer entered to a Securities Purchase Agreement (the "August 2017 SPA").  Pursuant to the August 2017 SPA, MF Ventures purchased the following for $1,500,000:

•	300,000 Common Shares (the "August 2017 Shares"), and
•	Warrants exercisable to purchase 300,000 Common Shares at an initial exercise price of $5.25 (the "August 2017 Warrants").

CUSIP No. 8481L209	Page 5 of 8

The August 2017 Warrants are immediately exercisable and have a term of five years.  If, from August 11, 2017 to December 31, 2017, the Issuer otherwise issues Common Shares at an effective price less than $5.00 per share (the "Base Price"), then the exercise price of the August 2017 Warrants will be reduced to 105% of the Base Price, except such adjustment will not happen under certain exempt circumstances.

Further, pursuant to a Registration Rights Agreement, dated August 11, 2017 (the "August 2017 RR Agreement"), the Issuer will file a registration statement with the SEC to register the resale of the August 2017 Shares and the Common Shares issuable upon the exercise of the August 2017 Warrants.  The Issuer bears all fees and expenses attendant to registering such shares.

The foregoing descriptions of the August 2017 SPA, August 2017 Warrants, the August 2017 RR Agreement are qualified in their entirety by this reference to the complete form of these agreements that are attached hereto as Exhibits 17, 18, and 19, and are incorporated by reference into Item 4 of Amendment 7.

The Share Consolidation adjusted the March 2017 Warrant so that, after such adjustment, MF Ventures could purchase 181,818 Common Shares at $7.50 per share.  Because Common Shares were issued at $5.00 per share under the August 2017 SPA, which was less than the post-Share Consolidation exercise price of $7.50, the March 2017 Warrant was further adjusted such that MF will be able to purchase 272,727 Common Shares at $5.00 per share."

Amendment No. 7 amends and supplements Item 4 of the Statement by deleting the disclosure under the heading "Further Matters" in Amendment No. 6 and adding the following in its place:

"On March 7, 2017, MF Ventures filed a Form 144 with the SEC disclosing its intent to sell up to approximately 62,683 Common Shares and, from March 7, 2017 to March 20, 2017, MF Ventures sold approximately 35,609 Common Shares.

On May 11, 2017, MF Ventures filed a Form 144 with the SEC disclosing its intent to sell up to approximately 114,185 Common Shares and, from March 21, 2017 to May 18, 2017, MF Ventures sold approximately 55,731 Common Shares.

Further, from May 19, 2017 to August 11, 2017, MF Ventures sold approximately 46,558 Common Shares.  Subject to applicable securities laws and regulations, market conditions, and other factors, the Reporting Persons plan to sell Common Shares opportunistically, but reserve the right to acquire securities of the Issuer, including Common Shares.  There can be no assurance, however, that any Reporting Person will take any such actions.

Notwithstanding anything in this Statement to the contrary, each Reporting Person specifically reserves the right to change its intention with respect to any and all matters disclosed or referenced herein.  In reaching any decision with respect to any course of action, each Reporting Person expects it would take into consideration a variety of factors including, but not limited to, the Issuer's business and prospects, other business opportunities available to the Reporting Person, changes in applicable laws and regulations, general economic conditions, worldwide money and equity market conditions (including the market price of the securities of the Issuer), tax considerations, and any other factors deemed relevant.  Further, the Reporting Persons intend to review their investment on a regular basis and, as a result of such review, may determine at any time or from time to time, either alone or as part of a group:

•	to acquire additional securities of the Issuer through open market purchases, privately negotiated transactions, or otherwise;
•	to dispose of all or a portion of the securities of the Issuer beneficially owned in the open market, privately negotiated transactions, or otherwise; or
•
to take any other available course of action which may involve one or more of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D or have the results described in those subparagraphs."

CUSIP No. 8481L209	Page 6 of 8

Item 5.	Interest in Securities of the Issuer.

Amendment No. 7 amends and restates Item 5 of the Statement as follows:

"(a) and (b)
Pursuant to the August 2017 SPA, the Issuer had 5,996,639 Common Shares issued and outstanding as of July 31, 2017 and issued 600,000 Common Shares under such agreement for a total of 6,596,639 Common Shares issued and outstanding (the "Outstanding Shares").
As of August 18, 2017, each Reporting Person may be deemed to beneficially own in the aggregate 2,267,297 Common Shares, which consists of: (i) 1,694,570 Commons Shares issued and outstanding to MF Ventures (the "MF Shares"), (ii) 272,727 Common Shares issuable under the March 2017 Warrant—assuming no 4.99% Blocker, and (iii) 300,000 Common Shares issuable under the August 2017 Warrants.
As of August 18, 2017, assuming the 4.99% Blocker is effective, each Reporting Person may be deemed to beneficially own in the aggregate 1,994,570 Common Shares, which consists of: (i) the MF Shares, and (ii) the August 2017 Warrants.
Further, as of August 18, 2017, each Reporting Person may be deemed to beneficially own 31.6% of the class of Common Shares, assuming 7,169,366 Common Shares outstanding, which consists of (i) the Outstanding Shares, (ii) 272,727 Common Shares issuable under the March 2017 Warrant—assuming no 4.99% Blocker, and (iii) the August 2017 Warrants.
In addition, as of August 18, 2017 assuming the 4.99% Blocker is effective, each Reporting Person may be deemed to beneficially own 28.9% of the class of Common Shares, assuming 6,869,366 Common Shares outstanding, which consists of (i) the Outstanding Shares, and (ii) the August 2017 Warrants.
No Reporting Person has the sole power to vote or direct the vote or sole power to dispose or direct the disposition of the Common Shares.  Each Reporting Person has the shared power to vote or to direct the vote or shared power to dispose or direct the disposition of the Common Shares.
Other than for purposes of Rule 13d-3, the foregoing statements will not be deemed to constitute an admission by each Reporting Person that the Reporting Person is the beneficial owner of any Common Shares disclosed under this Statement, and such beneficial ownership is expressly disclaimed."
(c)

The disclosure under the heading "August 2017 Securities Purchase Agreement" of Item 4 of Amendment No. 7 is incorporated herein by reference.
(d)

None.
(e)

Not Applicable."

CUSIP No. 8481L209	Page 7 of 8

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Amendment No. 7 amends and supplements Item 6 of the Statement by adding the following:

"The disclosure under the heading "August 2017 Securities Purchase Agreement" of Item 4 of Amendment No. 7 is incorporated by reference into Item 6 of the Statement.  Exhibits 16, 17, and 18 to Amendment No. 7 are incorporated by reference into Item 6 of the Statement."

Item 7.	Material to be Filed as Exhibits.
Amendment No. 7 amends and supplements Item 7 of the Statement by adding the following:
"Exhibit Number	Description

15	Joint Filing Agreement to Amendment No. 7.
16	Form of Securities Purchase Agreement dated August 11, 2017 (incorporated herein by reference to Exhibit 99.1 to the Issuer's Form 6-K deemed filed on August 15, 2017).
17	Form of Warrant (incorporated herein by reference to Exhibit 99.2 to the Issuer's Form 6-K deemed filed on August 15, 2017).
18	Form of Registration Rights Agreement (incorporated herein by reference to Exhibit 99.3 to the Issuer's Form 6-K deemed filed on August 15, 2017)."

CUSIP No. 8481L209	Page 8 of 8

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 18, 2017

MF Ventures, LLC

By:	/s/ Victor B. MacFarlane
Name: Victor B. MacFarlane
Title: Manager

Victor B. MacFarlane

/s/ Victor B. MacFarlane

Thaderine D. MacFarlane

/s/ Thaderine D. MacFarlane